SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number: 33-99982

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

ProQuest Profit Sharing Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ProQuest Company

789 E. Eisenhower Pkwy.

PO Box 1346

Ann Arbor, MI 48106-1346

PROQUEST PROFIT SHARING

RETIREMENT PLAN

FINANCIAL STATEMENTS

December 31, 2006 and 2005

(With Report of Independent Registered

Public Accounting Firm Thereon)

PROQUEST PROFIT SHARING RETIREMENT PLAN

Ann Arbor, Michigan

FINANCIAL STATEMENTS

December 31, 2006 and 2005

PROQUEST PROFIT SHARING RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Investment Committee

ProQuest Company

Ann Arbor, Michigan

RE: ProQuest Profit Sharing Retirement Plan

We have audited the accompanying statements of net assets available for plan benefits of the ProQuest Profit Sharing Retirement Plan (“Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements as a whole.

Crowe Chizek and Company LLC

South Bend, Indiana

June 27, 2007

See accompanying notes to financial statements.

PROQUEST PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2006 and 2005

	2006	2005
ASSETS
Investments
ProQuest Company common stock	$328,778	$1,350,621
Common stock	13,378,665	—
Mutual funds	123,732,810	151,124,081
Common/collective fund	32,203,500	47,414,226
Cash equivalents	4,595,824	4,564,590
Participant loans	2,643,083	3,577,378

Total investments (at fair value)	176,882,660	208,030,896
Receivables
Company contributions	2,718,621	3,177,153
Participant contributions	644	3,926
Other	2,461	6,578

Total receivables	2,721,726	3,187,657

Total assets	179,604,386	211,218,553
LIABILITIES
Other liabilities	95,583	—

Total liabilities	95,583	—

Net assets reflecting all investments at fair value	179,508,803	211,218,553
Adjustment from fair value to contract value for fully benefit responsive contracts	386,123	705,355

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$179,894,926	$211,923,908

See accompanying notes to financial statements.

PROQUEST PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income
Net investment gain on plan interest in ProQuest Profit Sharing Retirement Plan Master Trust	$—	$13,142,247
Net Appreciation in fair value of investments (Note 4)	4,797,328	—
Interest and dividend income	11,757,709	—
Participant loan interest	176,130	183,688

Total investment income	16,731,167	13,325,935
Contributions
Company contributions	2,718,621	2,960,435
Participants’ contributions	8,956,433	8,118,499
Participants’ rollovers	868,956	3,365,010

Total contributions	12,544,010	14,443,944

Total additions	29,275,177	27,769,879
Deductions from net assets attributed to:
Benefits paid to participants	34,080,920	21,803,561
Investment fees	109,501	—
Administrative fees	22,490	27,680

Total deductions	34,212,911	21,831,241

Net increase (decrease) before transfers	(4,937,734)	5,938,638
Transfers to the National Archive Publishing Company
401K Plan	(23,256,500)	—
Transfers to the OEConnections, LLC retirement plan	(3,834,748)	—
Transfers from Voyager Expanded Learning, 401(k) Profit Sharing Plan	—	4,022,860
Transfers from OEConnection, LLC retirement plan	—	3,354,561

Total transfers	(27,091,248)	7,377,421
Net assets available for plan benefits at beginning of year	211,923,908	198,607,849

Net assets available for plan benefits at end of year	$179,894,926	$211,923,908

See accompanying notes to financial statements.

PROQUEST PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the ProQuest Profit Sharing Retirement Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General: The Plan, which covered 2,744 and 3,056 participants at December 31, 2006 and 2005, respectively, is a defined contribution plan covering all full-time and certain part-time employees of ProQuest Company (“ProQuest”; “the Company”). The plan covered employees of National Archive Publishing Company (“NAPC”) and OEConnection, LLC (“OEC”) (collectively referred to as the “Companies”) prior to their withdrawal from the Plan in 2006. NAPC was spun off from ProQuest effective October 28, 2005 at which time it adopted the Plan as an unrelated employer. Effective December 31, 2005, the ProQuest Profit Sharing Retirement Plan Master Trust (“Master Trust”), which included the assets of the Plan and the OEConnection, LLC retirement plan, was eliminated and the OEConnection, LLC retirement plan was merged into the Plan. OEC was a joint venture that was entered into on July 1, 2001 between ProQuest and three other members.

Effective March 9, 2006, the ProQuest Stock Fund was frozen to new investments.

Effective November 28, 2006, ProQuest sold ProQuest Business Solutions (“PBS”) to Snap-on Incorporated and PBS employees participation in the Plan ended as of that date.

Effective March 1, 2006, NAPC employees were no longer allowed to participate in the Plan. NAPC established its own defined contribution plan and during 2006, all assets and liabilities attributable to NAPC employees were transferred out of the Plan. The total amount transferred out of the Plan was $23,256,500.

Effective August 17, 2006, OEC employees were no longer allowed to participate in the Plan. OEC established its own defined contribution plan and during 2006, all assets and liabilities attributable to OEC employees were transferred out of the Plan. The total amount transferred out of the Plan was $3,834,748.

On February 4, 2005, ProQuest purchased Voyager Expanded Learning, Inc., and in August of 2005, the Voyager Expanded Learning 401(k) Profit Sharing Plan (“Voyager Plan”) was merged into the Plan, resulting in a transfer into the Plan of $4,022,860 in net assets of the Voyager Plan.

Employees are immediately eligible to participate in the Plan and may join or elect deferral percentage or investment election changes on any business day, effective at the next payroll processing date. The Plan is participant directed, and, therefore, participants are allowed to select the investment funds to which they wish to contribute. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Contributions: Participants electing to make contributions to the Plan may contribute not less than 1% and no more than 50% of compensation. Contributions are limited in accordance with IRS regulations. Participants may allocate their contributions among the Plan’s funds, including 19 funds offered through Fidelity Investments, a party-in-interest investment, and the ProQuest Company Stock Fund (prior to March 9, 2006), also a party-in-interest to the plan. Participants who were employees of OEC or NAPC were not permitted to invest in the ProQuest Company Stock Fund.

For 2006, ProQuest contributed 1% of eligible participants’ annual compensation and an additional 1% to 2% based on the level of employee contributions. For 2005, ProQuest and NAPC contributed 1% of eligible participants’ annual compensation and an additional 1% to 2% based on the level of employee contributions. For 2005, OEC contributed 1% to 4% of eligible participants’ compensation based on the level of employee contributions. Additional amounts may be contributed at the option of the Company’s board of directors. No such additional amounts were contributed to the Plan for the years ended December 31, 2006 or 2005.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and an allocation of the Company contribution and plan earnings. Gains and losses resulting from market appreciation or depreciation, interest, and dividends are allocated on the basis of participants’ account balances.

Vesting: Participants are immediately vested in their contributions and the Company contributions, as well as any investment earnings on these contributions.

Payment of Benefits: Upon termination of employment with the Companies or other specified events, a participant may elect to receive an amount equal to the value of the participant’s interest in his or her account in either a lump-sum amount or in installments.

Participant Loans: Participants can borrow up to $50,000 or 50% of their vested account balance, subject to IRS limitations. Principal and interest are generally repaid through payroll deductions. The interest rate for participant loans is equal to the prime rate plus 1%, which was 8.25% and 7.25% as of December 31, 2006 and 2005, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements include the accounts of the ProQuest Profit Sharing Retirement Plan. The financial statements of the Plan have been prepared on the accrual basis of accounting.

(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires the plan administrator to make estimates and assumptions related to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include the valuation of investments. Actual results could differ from those estimates.

Adoption of New Accounting Standard: The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (“the FSP”) in 2006. Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts held directly by the Plan or included in the underlying investments of common collective trust funds in which the Plan holds an interest are to be presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for plan benefits. The adoption of the FSP had no impact on the net asset available for plan benefits as of December 31, 2006 and 2005. The net appreciation reported in the statement of changes in net assets available for plan benefits was also not impacted by the adoption of the FSP, as the amounts reflect the contract value of fully benefit responsive contracts held directly or indirectly by the Plan.

Adoption of the FSP resulted in a decrease of $705,355 from the amount previously reported as Plan investments in the 2005 statement of net assets available for plan benefits, since this amount now reflects the fair value of the plan’s indirect interests in fully benefit-responsive contracts. The decrease in the amount reported for Plan investments as of December 31, 2005 is completely offset by an adjustment which increases net assets reflecting investments at fair value to net assets available for plan benefits.

Valuation of Investments and Income Recognition: On December 31, 2006, the Plan’s investments are stated at fair value. Prior to December 31, 2005, the Plan’s investment assets other than participant loans were held in a Master Trust (refer to Note 5) which held mutual funds, common stock of ProQuest Company, a money market fund, and a common collective trust fund. On December 31, 2005, the Master Trust was eliminated, and the Plan’s investments held in trust were stated at fair value (refer to Note 6).

Quoted market prices are used to value shares of mutual funds and common stocks traded on a national exchange. The fair values of the Plan’s interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the Plan trustee. The fair

(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

values of the fully benefit responsive investment contract has been estimated with a discounted cash flows methodology, utilizing current rates of return available for similar contracts, with comparable credit risks, as of the respective financial statement dates. Money market fund investments and participant loans are reported at cost which approximates fair value.

Net assets available for plan benefits reflects the Plan’s interest in the contract value of the Managed Income Portfolio II Fund , because the Plan’s allocable share of the difference between fair value and contract value for this investment is presented as a separate adjustment in the statement of net assets available for plan benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The fair value of the Plan’s investments is based on the beginning-of-the-year value of the Plan’s investments plus actual contributions (including transfers from other plans) and allocated investment income (loss), less actual distributions and allocated administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income on investments is recognized as earned.

Risks and Uncertainties: The Plan provides for various investment options in any combination of ProQuest Common Stock, a common/collective fund, a privately managed equity fund, mutual funds, or a money market fund. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Contributions: The Company contributed $2,718,621 to the Plan for the year ended December 31, 2006, and the Company and NAPC contributed $2,960,435 to the Plan for the year ended December 31, 2005. These contributions were calculated in accordance with the terms of the Plan. The participant contributions and rollovers totaled $9,825,389 and $11,483,509 for the years ended December 31, 2006 and 2005, respectively.

Payment of Benefits: Benefit distributions are recorded when paid.

(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative Costs: Investment manager fees are offset against earnings on the related investments and allocated to participants. Participants were charged administrative fees, primarily for loan administration, of $22,490 and $27,680 in 2006 and 2005, respectively. The privately managed stock portfolio incurred management and administrative fees of $109,501 in 2006. ProQuest Company paid certain other administrative expenses of the Plan.

NOTE 3 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 22, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The related trust is, therefore, exempt from tax under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the related trust is exempt from income taxes. In January 2007, the Plan filed for a new letter of determination with the Internal Revenue Service.

NOTE 4 – INVESTMENT INCOME FOR YEAR ENDING DECEMBER 31, 2006

The components of investment income are as follows for the year ended December 31, 2006:

Net appreciation (depreciation) in fair value of investments
Mutual funds	$3,540,309
Common stock	1,993,721
ProQuest Company common stock	(736,702)

4,797,328
Interest	1,699,593
Dividends	10,058,116

Interest and dividend income	11,757,709
Participant loan interest	176,130

Trust income	$16,731,167

(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 5 – INTEREST IN PROQUEST PROFIT SHARING MASTER TRUST FOR THE YEAR ENDING DECEMBER 31, 2005

The Plan’s investments were held in the ProQuest Profit Sharing Retirement Plan Master Trust (Master Trust) during the plan year ended December 31, 2005, which was established for the investment of assets of the Plan and the OEConnection, LLC retirement plan. Effective December 31, 2005, the Master Trust was eliminated and the net assets of the OEConnection, LLC retirement plan (of $3,354,561) that were held in the Master Trust were merged into the Plan (see Note 1). The Plan’s interest in the Master Trust income was $13,142,247 for the year ended December 31, 2005. Investment income and administrative expenses were allocated to the participating plans based on the activity in the individual participant accounts of the two participating plans.

The components of the income for the Master Trust are as follows for the year ended December 31, 2005:

Net appreciation (depreciation) in fair value of investments
Mutual funds	$6,037,264
Common stock	(81,516)

5,955,748
Interest	2,040,761
Dividends	5,440,926

Trust income	$13,437,435

NOTE 6 – INVESTMENTS AT DECEMBER 31, 2006 AND 2005

The following table presents the fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2006:

Investments at fair value as determined by quoted market prices:
Fidelity Investment Funds
Spartan US Equity Index	$11,424,790
Contrafund	18,277,743
Diversified International	11,955,832
Freedom 2010	10,831,045
Freedom 2020	13,234,555
Neuberger Berman Trust Portfolio – Partners Trust	11,311,434
Investments at fair value as determined by trustee:
Managed Income Portfolio II	32,203,500
(Contract Value: 2006 - $ 32,589,623)

(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 6 – INVESTMENTS AT DECEMBER 31, 2006 AND 2005 (Continued)

The following table presents the value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2005:

Investments at fair value as determined by quoted market prices:

Fidelity Investment Funds
Spartan US Equity Index	$13,487,084
Magellan	16,432,395
Contrafund	19,508,111
Growth and Income	15,517,917
Freedom 2010	13,823,338
Freedom 2020	13,907,919
Investments at fair value as determined by trustee:
Managed Income Portfolio II	47,414,226
(Contract Value: 2005 - $48,119,581)

NOTE 7 – TERMINATION PRIORITIES OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. Participants are 100% vested in their accounts, and the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations.

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2006 to the Form 5500:

Net assets available for plan benefits per the financial statements	$179,894,926
Less: Adjustment from fair value to contract value of fully benefit responsive contracts	(386,123)
Less: Participant loans deemed distributed	(16,979)

Net assets available for plan benefits per the Form 5500	$179,491,824

(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of the total additions per the financial statements for the year ended December 31, 2006 to the Form 5500:

Total additions per the financial statements	$29,275,177
Less: Adjustment from fair value to contract value of fully benefit responsive investment contracts	(386,123)

Total income per the Form 5500	$28,889,054

The following is a reconciliation of the total deductions per the financial statements for the year ended December 31, 2006 to the Form 5500:

Total deductions per the financial statements	$34,212,911
Plus: Participant loans deemed distributed	10,970

Total expenses per the Form 5500	$34,223,881

The following is a reconciliation of the total transfers per the financial statements for the year ended December 31, 2006 to the Form 5500:

Total transfers per the financial statements	$(27,091,248)
Less: Transfer of participant loans deemed distributed	8,714

Total transfers per the Form 5500	$(27,082,534)

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2005 to the Form 5500:

Net assets available for plan benefits per the financial statements	$211,923,908
Less: Participant loans deemed distributed	(14,723)

Net assets available for plan benefits per the Form 5000	$211,909,185

(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 9 – PARTIES IN INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company and certain others. At December 31, 2006 and 2005, certain investments of the Plan were held in investment funds which were managed by Fidelity, the trustee of the Plan. Therefore, these transactions represent exempt party-in-interest transactions which are not prohibited by the Department of Labor. Expenses in the amount of $131,991 were paid to Wachovia Trust Company, Private Capital Management, Fidelity Investments, and REDW Trust Company which qualify as party-in-interest transactions. The Plan held 31,462 and 48,392 shares of common stock issued by ProQuest Company as of December 31, 2006 and 2005, which qualifies as a party-in-interest investment. The ProQuest Company common stock depreciated in value by $736,702 and $81,516 for the plan years ended December 31, 2006 and 2005. Further, participant loans qualify as party-in-interest transactions.

NOTE 10 – SUBSEQUENT EVENTS

Effective November 28, 2006, ProQuest Company sold ProQuest Business Solutions (PBS) to Snap-on Incorporated. Participants with loan balances were transferred to the Snap-on plan April 13, 2007. The total amount transferred out of the Plan was $1,946,395.

Effective February 9, 2007, ProQuest Company sold its ProQuest Information and Learning segment (“PIL”) to Cambridge Group. Therefore, the PIL employees were no longer allowed to participate in the Plan. All assets and liabilities attributable to PIL employees were transferred out of the Plan on April 16, 2007. The total amount transferred out of the Plan was $46,545,067.

PROQUEST PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

Plan Sponsor:	ProQuest Company
Employer Identification Number:	36-3580106
Plan Number:	101

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, par, or maturity value		(d) Cost	(e) Current Value
*	Fidelity Investments	Institutional Cash Portfolio	10,280 shares	#	$10,280
*	Fidelity Investments	Retirement Money Market	4,373,471 shares	#	4,373,471
	Wachovia Securities	Cash Accumulation Trust	212,073 shares	#	212,073
*	Fidelity Management Trust Company	Managed Income Portfolio II	32,589,623 shares	#	32,203,500
*	Fidelity Investments	U.S. Equity Index	227,676 shares	#	11,424,790
*	Fidelity Investments	Contrafund	280,333 shares	#	18,277,743
*	Fidelity Investments	Intermediate Bond	660,627 shares	#	6,778,031
*	Fidelity Investments	Capital Appreciation	248,728 shares	#	6,743,008
*	Fidelity Investments	Diversified International	323,568 shares	#	11,955,832
*	Fidelity Investments	Small Cap Stock	69,257 shares	#	1,316,573
*	Fidelity Investments	Freedom Income	96,246 shares	#	1,110,682
*	Fidelity Investments	Freedom 2000	202,465 shares	#	2,522,712
*	Fidelity Investments	Freedom 2010	740,838 shares	#	10,831,045
*	Fidelity Investments	Freedom 2020	852,193 shares	#	13,234,555
*	Fidelity Investments	Freedom 2030	411,546 shares	#	6,597,086
*	Fidelity Investments	Freedom 2040	149,558 shares	#	1,417,811
*	Fidelity Investments	Freedom 2050	1,155 shares	#	12,421
*	Fidelity Investments	Strategic Large Cap Value	159,744 shares	#	2,389,766
*	Fidelity Investments	Strategic Mid Cap Value	167,942 shares	#	2,799,596
*	Fidelity Investments	Strategic Large Cap Growth	91,884 shares	#	1,077,800
*	Fidelity Investments	Strategic Mid Cap Growth	114,437 shares	#	1,598,686
	Harris Associates L.P.	Oakmark Select Fund – Class I	50,378 shares	#	1,686,657
	Harris Associates L.P.	Oakmark Equity Income – Class I	17,759 shares	#	459,597
	Neuberger Berman Trust Portfolio	NB Genesis Trust	141,372 shares	#	6,747,673
	Neuberger Berman Trust Portfolio	Partners Trust	471,703 shares	#	11,311,434
	TCW Group, Inc.	TCW Galileo Select Equities N	9,921 shares	#	184,823
	Calamos Investment Advisors	Calamos Growth A	34,787 shares	#	1,875,038
	Van Kampen Investments, Inc.	Van Kampen Growth & Income A	42,314 shares	#	934,288
	Asset Management Group of Hawaii	Pacific Capital Small Cap-Class Y	23,691 shares	#	445,163

*	Party-in-interest investment, but not prohibited by ERISA

#	Investments are participant directed, therefore, historical cost information is not required

PROQUEST PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)

December 31, 2006

Plan Sponsor:	ProQuest Company
Employer Identification Number:	36-3580106
Plan Number:	101

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, par, or maturity value		(d) Cost	(e) Current Value
	Alltel Corporation	Common stock	15,200 shares	#	919,296
	American Standard Companies	Common stock	3,200 share	#	146,720
	Ameristar Casinos Inc.	Common stock	7,100 shares	#	218,254
	Avatar Holdings Inc.	Common stock	2,400 shares	#	194,040
	Bank of Hawaii Corporation	Common stock	6,000 shares	#	323,700
	Bear Stearns Companies Inc.	Common stock	4,900 shares	#	797,622
	Boyd Gaming Corporation	Common stock	6,800 shares	#	308,108
	Brookline Bancorp, Inc.	Common stock	17,400 shares	#	229,158
	CA, Inc.	Common stock	19,900 shares	#	450,735
	Center Bancorp, Inc.	Common stock	9,030 shares	#	136,052
	Central Pacific Financial Corp.	Common stock	3,600 shares	#	139,536
	Chittendon Corporation	Common stock	4,600 shares	#	141,174
	Dundee Corporation	Common stock, Class A	4,000 shares	#	168,440
	Eastman Kodak Company	Common stock	20,000 shares	#	516,000
	Federated Department Stores Inc.	Common stock	11,200 shares	#	427,056
	First Citizens Bancshares Inc.	Common stock	700 shares	#	141,848
	First Defiance Financial Corp.	Common stock	5,000 shares	#	151,250
	First Financial Holdings Inc.	Common stock	4,100 shares	#	160,638
	First Niagra Financial Group Inc.	Common stock	9,600 shares	#	142,656
	Fulton Financial Corporation	Common stock	6,200 shares	#	103,540
	Gannett Company, Inc.	Common stock	4,700 shares	#	284,162
	Glacier Bancorp, Inc.	Common stock	6,750 shares	#	164,970
	Harrah’s Entertainment Inc.	Common stock	6,800 shares	#	562,496
	Hearst-Argyle Television, Inc.	Common stock	12,300 shares	#	313,650
	Hewlett-Packard Company	Common stock	8,900 shares	#	366,591
	International Business Machines	Common stock	3,400 shares	#	330,310
	John Wiley & Sons Inc.	Common stock	6,000 shares	#	230,820
	Lee Enterprises Inc.	Common stock	4,900 shares	#	152,194
	Lehman Brothers Holding Inc.	Common stock	7,200 shares	#	562,464
	Marcus Corporation	Common stock	7,400 shares	#	189,292
	Masco Corporation	Common stock	1,300 shares	#	38,831
	McClatchy Company	Common stock	6,800 shares	#	294,440
	Media General Inc.	Common stock	3,300 shares	#	122,661
	MGM Mirage	Common stock	11,000 shares	#	630,850
	MutualFirst Financial, Inc.	Common stock	6,967 shares	#	147,701
	NetBank Inc.	Common stock	21,300 shares	#	98,832
	Pennfed Financial Services Inc.	Common stock	7,400 shares	#	142,968
	Raymond James Financial Inc.	Common stock	9,100 shares	#	275,821

*	Party-in-interest investment, but not prohibited by ERISA

#	Investments are participant directed, therefore, historical cost information is not required

PROQUEST PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)

December 31, 2006

Plan Sponsor:	ProQuest Company
Employer Identification Number:	36-3580106
Plan Number:	101

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, par, or maturity value		(d) Cost	(e) Current Value
	Sterling Financial Corporation	Common stock	4,000 shares	#	135,240
	Suffolk Bancorp	Common stock	4,200 shares	#	160,146
	Symantec Corporation	Common stock	25,500 shares	#	531,675
	TD Banknorth Inc.	Common stock	13,700 shares	#	442,236
	Tektronix Inc.	Common stock	7,200 shares	#	210,024
	TF Financial Corporation	Common stock	4,500 shares	#	139,275
	TierOne Corporation	Common stock	4,000 shares	#	126,440
	Valley National Bancorp	Common stock	11,235 shares	#	283,657
	VeriSign Inc.	Common stock	11,800 shares	#	283,790
	Windstream Corporation	Common stock	13,647 shares	#	194,060
	WSFS Financial Corporation	Common stock	2,200 shares	#	147,246
*	ProQuest Company	Common stock	31,462 shares	#	328,778
*	Participant loans	Varying maturities; interest rates from 5% to 10.5%			2,643,083

					$176,882,660

*	Party-in-interest investment, but not prohibited by ERISA

#	Investments are participant directed, therefore, historical cost information is not required

PROQUEST PROFIT SHARING RETIREMENT PLAN

SIGNATURES

Date: June 28, 2007	ProQuest Profit Sharing Retirement Plan

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Richard J. Surratt

Richard J. Surratt Senior Vice President and Chief Financial Officer

*	Party-in-interest investment, but not prohibited by ERISA

#	Investments are participant directed, therefore, historical cost information is not required